UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Henry M. Nahmad

EnviroStar, Inc.

290 N.E. 68th Street

Miami, Florida 33138

(305) 754-4551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,538,294(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,294(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.3%
14.	Type of Reporting Person (See Instructions) HC, OO
(1)	Includes 600,100 shares owned by Michael S. Steiner and 100,000 shares owned by Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to a Stockholders Agreement between Symmetric Capital LLC, Henry Nahmad, Michael Steiner and Robert Steiner.

CUSIP No. 262432107

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,538,294(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,294(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.3%
14.	Type of Reporting Person (See Instructions) HC, IN
(1)	Includes 2,838,194 shares owned by Symmetric Capital LLC which Henry M. Nahmad may be deemed to have voting and dispositive power over as a result of his position as Manager of Symmetric Capital LLC.
(2)	Includes 600,100 shares owned by Michael S. Steiner and 100,000 shares owned by Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to a Stockholders Agreement between Symmetric Capital LLC, Henry Nahmad, Michael Steiner and Robert Steiner.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends, solely to the extent set forth herein, the Schedule 13D filed by Symmetric Capital LLC, a Florida limited liability company (“Symmetric Capital”), and Henry M. Nahmad on March 12, 2015 relating to the Common Stock, par value $0.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 290 N.E. 68th Street, Miami, Florida 33138.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 7, 2016, Symmetric Capital II LLC (“Symmetric Capital II”), a newly formed Florida limited liability company controlled by Henry M. Nahmad, its Manager, entered into a Securities Purchase Agreement with the Issuer pursuant to which the Issuer agreed to issue and sell to Symmetric Capital II, and Symmetric Capital II agreed to purchase from the Issuer, in a private placement transaction (the “Private Placement”) an aggregate of 1,290,323 shares (the “Private Placement Shares”) of the Issuer’s Common Stock for a total purchase price of $6,000,001.95. Subject to certain closing conditions, including a financing condition and the approval by the NYSE MKT of the listing of the Private Placement Shares, the closing of the Private Placement is expected to occur immediately prior to the closing of the Acquisition (as defined below). The foregoing description of the Securities Purchase Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

On September 7, 2016, the Issuer entered into an Asset Purchase Agreement with Western State Design, LLC, a California limited liability company (“WSD”), and its members, Dennis Mack and Tom Marks (collectively, the “Selling Group”), pursuant to which the Issuer, indirectly through a newly formed wholly owned subsidiary, has agreed to acquire substantially all of the assets and assume certain liabilities of WSD (the “Acquisition”) for a total purchase price of $28.0 million, including $10.0 million of shares (2,044,990 shares) of the Issuer’s Common Stock. The conditions to closing the Acquisition include that the members of the Selling Group enter into a Stockholders Agreement with Symmetric Capital, Symmetric Capital II and Henry Nahmad. It is contemplated that the Stockholders Agreement will provide for, among other things, each member of the Selling Group to vote all of the shares of the Issuer’s Common Stock that he or it owns at any time during the term of the Stockholders Agreement as directed by Mr. Nahmad, as the Manager of Symmetric Capital II, and grant to Mr. Nahmad, as the Manager of Symmetric Capital II, an irrevocable proxy and power of attorney in furtherance thereof. It is also contemplated that the Stockholders Agreement will contain, among other things, (a) an agreement by Mr. Nahmad, Symmetric Capital and Symmetric Capital II to vote all of the shares of the Issuer’s Common Stock owned by them in favor of the election of Mr. Mack or Mr. Marks, as the case may be, to the Issuer’s Board of Directors until the earliest to occur of: (i) the fifth anniversary after the date of the closing of the Acquisition, (ii) such time as the Selling Group and its affiliates collectively own less than 5% of the Issuer’s Common Stock on a fully diluted basis, and (iii) the cessation of the employment of Mr. Mack or Mr. Marks, as the case may be, with the Issuer or any of its affiliates due to a termination for cause or a voluntary resignation by Mr. Mack or Mr. Marks, as the case may be, without good reason, in each case of this clause (iii), during the one-year period commencing after the date of the closing of the Acquisition, (b) certain transfer restrictions with respect to the shares of the Issuer’s Common Stock held by the Selling Group, (c) certain drag-along and tag-along provisions with respect to certain proposed sales of shares of the Issuer’s Common Stock by Mr. Nahmad, Symmetric Capital or Symmetric Capital II, and (d) provisions giving the members of the Selling Group piggyback registration rights in connection with any public offering of the Issuer’s securities which includes securities held by Mr. Nahmad, Symmetric Capital or Symmetric Capital II. It is contemplated that the Stockholders Agreement will have a term of five years, subject to earlier termination under certain circumstances.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of September 7, 2016, between EnviroStar, Inc. and Symmetric Capital II LLC (incorporated by reference to Exhibit 10.2 to EnviroStar, Inc’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2016

Date

Symmetric Capital LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

/s/ Henry M. Nahmad

Henry M. Nahmad